SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 16/17

Clarifications on CVM/Bovespa queries

Companhia  Paranaense  de  Energia - Copel,  a company that generates, transmits, distributes and sells power, with  shares  listed on  the  B3  (CPLE3,  CPLE5,  CPLE6),  the  NYSE  (ELP)  and  the  LATIBEX  (XCOP), hereby provides clarifications on the news item published by the “Blog da Governança”, on June 10, 2017, under the title “The cash belongs to the company or to the shareholders?”(O caixa é da companhia ou do acionista?), requested through Official Letter 238/2017/CVM/SEP/GEA-1, sent on June 20, 2017 by the Brazilian Securities and Exchange Commission (CVM), which is transcribed below:

____________________________________________________

“Official Letter No. 238/2017/CVM/SEP/GEA-1

Rio de Janeiro, June 20, 2017

To Mr.

Adriano Rudek de Moura

Investor Relations Officer of Companhia Paranaense de Energia

Email: ri@copel.com

Phone: (41) 3310-5115

Rua Coronel Dulcídio, 800 - 3° andar Batel, Curitiba, PR

CEP: 80210-220

w/c: emissores@bvmf.com.br

Subject matter: Request for clarification on news article.

Dear Sir,

1.            We refer the news article published on June 10, 2017, in the media "Blog da Governança" (Governance Blog), under the title "The cash belongs to the company or to the shareholders?" which includes the following statements:

The provocative question, made by Valor's columnist Andre Rocha on March 29, 2017, is a warning on the influence of the dividend policy on the price of the shares (available at http://www.estrategista.net/o-caixa-e-da-companhia-ou-do-acionista), makes us think on the recent case of COPEL, a state-owned company from Paraná.

The  withdrawal of highly renowned "independent" members of the board of directors, due to their discontent with the grotesque dismissal of the chief financial officer, who defended the minimum legal dividend (http://www.valor.com.br/empresas/4970670/copel-demite-diretor-que-defendia-pagamento-menor-de-dividendos), and the subsequent issue of shares worth R$4 billion to reduce its huge short-term debt of R$2.7 billion, look like a warning to the investors (http://www.valor.com.br/financas/4996798/copel-prepara-oferta-de-acoes-de-r-4-bi).

Notice to the Market – 16/17

2.            Given the foregoing, we requested a statement from the company regarding the possible issue of shares, considering the decision to increase the distribution of interest on own capital, approved at the Annual Shareholders' Meeting of April 28, 2017.

3.            This statement must take place through the Empresa.NET system, category: Notice to the Market, type: Clarifications of CVM/BOVESPA Requests, subject: News Article Disclosed by the Press, and should include a transcription of this Official Letter.

4.            We caution that, as established by the Corporate Relations Department, in compliance with its legal duties and based on Item II of Article 9 of Law 6385/76 and on CVM Instruction No. 452/07, a punitive fine in the amount of R$1,000.00 (one thousand reais) will be applied, without prejudice to other administrative fines, in case of non-compliance with the requirements in this official letter, exclusively sent by email, up until June 22, 2017.

Best regards,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on June 20, 2017, at 5:58 pm, pursuant to Article 1, Paragraph III, Item "b", of Law 11419/2006.”

____________________________________________________

In response, Copel clarifies that, as informed in Material Fact 04/17 filed on June 8, 2017, a possible subsequent offering of shares compose a comprehensive cash optimization study of the Company's management to support the Copel’s strategic sustainable growth plan, and this possible transaction is not related to the deliberation held at the Annual Shareholders´ Meeting on April 28 of that year.

The Company will keep the market informed of any relevant updates related to the matter.

Curitiba, June 22, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.